Exhibit 21.1

Subsidiaries of eGain

1.	eGain Communications Ltd. (UK)

2.	Exony Ltd. (UK)

3.	eGain Communications Pvt. Ltd. (India)

4.	eGain Communications (SA)

5.	eGain Deutschland GmbH (Germany)